(212) 701-3000

October 31, 2006

Michael Pressman
Office of Mergers & Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, D.C. 20549-0405

Re:	Energy Partners, Ltd.
Preliminary Proxy Statement
Filed October 19, 2006
File No. 1-16179

Dear Mr. Pressman:

Energy Partners, Ltd. (the “Company”) is in receipt of your letter dated October 30, 2006 regarding your comments to the Company’s Preliminary Proxy Statement filed on October 19, 2006. The Company has carefully considered your comments and, at the request and on behalf of the Company, we respectfully provide the responses below. For your convenience, we have reproduced each comment from your letter immediately before the Company’s response.

Additionally, you indicated during our telephonic conversation on October 21, 2006 that the Company should have filed the document as a contested preliminary proxy statement. The Company has complied with this comment by faxing a letter requesting the appropriate recoding on October 31, 2006 to the Office of Edgar and Information Analysis. The Company has filed the amendment as a contested preliminary proxy statement.

Mr. Micahel Pressman
October 31, 2006

The ATS Consent Solicitation will short-circuit your EPL Board’s carefully designed plan to maximize shareholder value, page 3

1. Comment

Please expand our disclosure to explain your “carefully designed plan” in reasonable detail. You should discuss the status of any efforts made to obtain alternative transactions.

Response: The Company has complied with this comment by revising the disclosure on pages 3 and 4 of the Preliminary Proxy Statement.

Participants in the Company’s Solicitation, page 15

2. Comment

Please clearly identify the participants in the solicitation as opposed to those persons “who may be deemed” participants.

Response: The Company has complied with this comment by revising the disclosure on page 15 and Annex I of the Preliminary Proxy Statement.

The Company has also revised the Preliminary Proxy Statement cover page accordingly.

In connection with this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Micahel Pressman
October 31, 2006

If you have any questions about the Company’s response to your comment or require further explanation, please do not hesitate to telephone me at (212) 701-3323.

Sincerely,
/s/ John Schuster John Schuster

Michael Pressman
Office of Mergers & Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, D.C. 20549-0405

cc:	John H. Peper, Esq. Timothy Woodall